

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 3, 2008

Mr. Harry Maccarrone
Executive Vice President and Chief Financial Officer
Comforce Corporation
415 Crossways Park Drive
P.O. Box 9006
Woodbury, NY

       Re: **Comforce Corporation**
               Form 10-K for the Fiscal Year Ended December 30, 2007
               Filed March 20, 2008
               File No. 1-06081

Dear Mr. Maccarrone:

       The Division of Corporation Finance has completed its review of your Form 10-K and related filings and does not, at this time, have any further comments.

                             Sincerely,

                             Larry Spirgel

                             Assistant Director